Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

June 24, 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sir/ Madam,

Sub: Intimation – Settlement Agreement with respect to buprenorphine and naloxone sublingual film

Pursuant to Regulation 30 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, and our past disclosures in this regard, this is to inform you that the Company has entered into a Settlement Agreement with Indivior Inc. (“Indivior Inc.”) and Indivior UK Limited, (“Indivior UK,” and together with Indivior Inc., “Indivior”) and Aquestive Therapeutics, Inc. (“Aquestive”).  Pursuant to the agreement, the Company will receive payments totalling USD 72 million by March 31, 2024. The said agreement resolves all claims between the parties relating to the Company’s generic buprenorphine and naloxone sublingual film, 2 mg/0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg dosages, including Indivior’s and Aquestive’s patent infringement allegations and the Company’s antitrust counterclaims. As part of the settlement, the underlying litigation will be dismissed.

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary & Compliance Officer

Encl: As above

CC:     New York Stock Exchange Inc. (Stock Code :RDY)

           NSE IFSC Ltd.